Exhibit 99.1

BioBlast Pharma Reports Second Quarter Financial Results

Tel Aviv, Israel – August 29, 2014 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing clinically meaingful therapies for patients with rare and ultra-rare genetic diseases, today announced financial results for the second quarter ended June 30, 2014.

Second Quarter Ended June 30, 2014 Financial Results:

•	Total operating expenses were $1.11 million, compared with $0.64 million in the first quarter of 2014 and $0.13 million in the second quarter of 2013.
•	Research and development (R&D) expenses were $0.72 million, compared with $0.44 million in the first quarter of 2014 and $0.05 million in the second quarter of 2013. R&D expenses consist primarily of costs associated with the preclinical and clinical development of product candidates.
•	General and administrative (G&A) expenses were $0.39 million, compared with $0.20 million in the first quarter of 2014 and $0.09 million in the second quarter of 2013.
•	Cash, cash equivalents and short-term deposits totaled $4.24 million at June 30, 2014 compared with $0.27 million at December 31, 2013 and does not reflect proceeds from the August 5 initial public offering, as outlined below.

Recent Operational Highlights:

•	On August 5, the Company completed a successful initial public offering of 3.2M ordinary shares at $11.00 per share generating net proceeds of approximately $31.6 million, after deducting underwriting discounts and commissions and estimated offering expenses.
•	Received a notice of allowance from the U.S. Patent and Trademark Office (USPTO) on a composition-of-matter patent for its novel fusion protein for Friedrich’s Ataxia (referred to as BB-FA) that is built on its mitochondrial protein replacement (mPRT) platform.

About BioBlast Pharma Ltd.

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is rapidly building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. BioBlast was founded in 2012 and is traded on the NASDAQ under "ORPN". For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's registration statement on Form F-1 filed with the Securities and Exchange Commission ("SEC") and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-6979

Bio Blast Pharma Ltd

Statement of Operation

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$721	$48	$1,163	$66
General and administrative	391	86	590	105
Total operating expenses	1,112	134	1,753	171

Financial expenses, net	2	1	6	2

Net comprehensive loss	1,114	135	1,759	173
Net loss attributable to holders of Ordinary shares	$1,114	$135	$1,759	$173
Net basic and diluted loss per share	$0.10	$0.02	$0.16	$0.02
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	11,030,480	7,551,427	10,873,973	7,551,427

Bio Blast Pharma Ltd.

Balance Sheet Data

(In thousands)

ASSETS

	June 30,	December 31,
	2014	2014
	(unaudited)
Current assets:
Cash and cash equivalents	$4,243	$270
Receivables and prepaid expenses	144	29
Total current assets	4,387	299
Long-term assets:
Long-term deposit	2	5
Property and equipment, net	30	2
Deferred issuance expenses	97	-
Total long-term assets	129	7

Total assets	$4,516	$306

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$277	$46
Other accounts payable	438	85
Total current liabilities	715	131

Shareholders’ equity:
Share capital	30	24
Additional paid-in capital	6,930	1,551
Accumulated deficit	(3,159)	(1,400)

Total shareholders’ equity	3,801	175

Total liabilities and shareholders’ equity	$4,516	$306

Bio Blast Pharma Ltd.

Cash Flow Data

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(1,114)	$(135)	$(1,759)	$(173)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1	-	1	-
Stock base compensation	5	57	14	60
Change in operating assets and liabilities:
Receivables and prepaid expenses	(78)	(6)	(115)	3
Long term deposit	-	-	3	-
Trade payables	270	(4)	231	(26)
Other accounts payable	252	4	353	7
Net cash used in operating activities	(664)	(84)	(1,272)	(129)

Cash flow from investing activities:

Purchase of property and equipment	(28)	-	(29)	-
Net cash used in investing activities	(28)	-	(29)	-

Cash flow from financing activities:

Issuance of shares, net	-	-	5,371	-
Deferred issuance expenses	(20)	-	(97)	-
Net cash provided by financing activities	(20)	-	5,274	-

Increase (decrease) in cash and cash equivalents	(712)	(84)	3,973	(129)

Cash and cash equivalents at the beginning of the period	4,955	101	270	146

Cash and cash equivalents at the end of the period	$4,243	$17	$4,243	$17